Issuer Free Writing Prospectus

Dated February 7, 2019

Filed Pursuant to Rule 433

Registration No. 333-227428

Roadrunner Rights Offering FAQ

Downers Grove, IL (BUSINESS WIRE) — February 7, 2019 – Roadrunner Transportation Systems, Inc. (“Roadrunner” or the “company”) (NYSE: RRTS), a leading asset-right transportation and asset-light logistics service provider, previously announced that it commenced a fully backstopped $450 million rights offering on February 1, 2019. As part of the rights offering, the company has distributed to stockholders of record as of January 30, 2019 transferable subscription rights to purchase an aggregate of 900,000,000 new shares of the company’s common stock. Each transferable subscription right entitles the holder to purchase approximately 23.1 shares of the company’s common stock at a subscription price of $0.50 per share. Today, the company has released the following information related to the delivery, exercise and trading of rights for the benefit of its stockholders. This information is also provided in the company’s prospectus dated February 1, 2019.

(1) When and how am I going to receive my rights?

Beneficial Holders:

If you hold your shares of the company’s common stock in “street name” through a brokerage account, bank, or other nominee, you will not receive a physical rights certificate. Instead, as described in the prospectus related to the rights offering, you must instruct your broker, bank, or nominee whether or not to exercise rights on your behalf. If you wish to obtain a separate rights certificate, you should promptly contact your broker, bank, or other nominee and request a separate rights certificate. It is not necessary to have a physical rights certificate to elect to exercise your rights if your shares are held by a broker, bank, or other nominee.

Registered Holders:

Registered holders should have received a physical rights certificate from American Stock Transfer & Trust Company, LLC (the “rights agent” or “AST”). If you are a registered holder and have not yet received your rights certificate, please call Innisfree M&A Incorporated, the information agent for this rights offering, at (888) 750-5834 (toll-free).

(2) How do I trade my rights?

The rights are currently tradeable on the New York Stock Exchange (“NYSE”) under the symbol “RRTS RT” and the company currently expects such rights to remain tradeable through the close of trading on February 15, 2019, the last business day prior to the scheduled expiration date of the rights offering. The CUSIP for the rights is 76973Q113. Additionally, the company understands that various stock exchanges, trading platforms, quotation systems, reporting systems, and market data providers may utilize other symbols to identify the rights, including “RRTSr”, “RRTS/R”, “RRTS.RT”, “RRTS-R”, “RRTS’IR”, and “RRTS’R”.

If holders wish to trade physical rights certificates, the trades must be completed by 5:00 p.m. Eastern Time on February 13, 2019, three business days prior to the expiration date.

(3) How do I exercise my rights?

Beneficial Holders:

If you hold your shares of the company’s common stock in the name of a broker, bank, or other nominee, then your broker, bank, or other nominee is the record holder of the shares you own. The record holder must exercise the rights on your behalf for the shares of common stock you wish to purchase.

Beneficial holders should have been notified of the rights offering by their broker, bank or other nominee and should have been provided with a form entitled “Beneficial Holder Election Form” and instructions on how to exercise their rights. In order to exercise their rights, beneficial holders should return the completed Beneficial Holder Election Form, including payment for their full subscription price, to the record holder in accordance with the instructions provided by the record holder.

Beneficial holders should instruct their broker, bank, or other nominee to exercise their rights and deliver all documents and payment on their behalf at or before 5:00 p.m., Eastern Time, on February 19, 2019.

Beneficial holders should contact their broker, bank, or other nominee if they have not yet been provided with instructions on how to exercise their rights.

Registered Holders:

Registered holders may exercise their rights by delivering (1) a properly completed rights certificate, (2) a properly completed and executed notice of guaranteed delivery (if applicable) and (3) payment for their full subscription price to AST at or before 5:00 p.m., Eastern Time, on February 19, 2019.

Registered holders should deliver their completed rights certificate, notice of guaranteed delivery (if applicable), and subscription payments (if not paying the subscription price by wire transfer) to the rights agent by one of the methods described below:

By Mail:	By Overnight Courier or By Hand:
American Stock Transfer & Trust Company, LLC	American Stock Transfer & Trust Company, LLC
Operations Center	Operations Center
Attn: Reorganization Department	Attn: Reorganization Department
P.O. Box 2042	6201 15th Avenue
New York, New York 10272-2042	Brooklyn, New York 11219

Payment of the subscription price must be made in United States dollars for the full number of shares of common stock for which the holder is subscribing by either:

(1) cashier’s or certified check drawn upon a United States bank payable to the rights agent at the address set forth above; or

(2) wire transfer of immediately available funds, to the subscription account maintained by the rights agent at JPMorgan Chase Bank, 55 Water Street, New York, New York 10005, SWIFT Code CHASUS33, ABA #021000021, Account #530-354616, Beneficiary: American Stock Transfer, Reference: AST as Subscription Agent for Roadrunner Transportation Systems, Inc. (please include the registered holder’s name in reference).

For wire transfer of funds, please ensure that the wire instructions include the identity of the registered holder paying the subscription price and the rights certificate number. Send the rights certificate via overnight courier to be delivered on the next business day following the day of the wire transfer to the rights agent, which payment must be received by the expiration date. The registered holder is responsible for any wire transfer fees.

If a holder does not exercise its subscription rights prior to the expiration of the subscription period, such rights will expire, will be void, and will have no value, and such holder will own the same number of shares of the company’s common stock as such holder did before the commencement of the rights offering.

Guaranteed Delivery:

If a registered holder wishes to exercise rights, but does not have sufficient time to deliver the rights certificate evidencing the rights to the rights agent before the expiration of the subscription period, a registered holder may exercise their rights by following the guaranteed delivery procedures set forth in the prospectus for the rights offering, which may be obtained free of charge at the website maintained by the Securities and Exchange Commission (“SEC”) at www.sec.gov or by contacting Roadrunner at (414) 615-1500.

Questions about the rights offering may be directed to the company’s dealer manager, Barclays Capital Inc., by telephone at (212) 526-3511 or (212) 526-1627, the company’s information agent, Innisfree M&A Incorporated, by telephone at (888) 750-5834, or the company’s rights agent, American Stock Transfer & Trust Company, LLC, by telephone at (800) 937-5449.

Important Additional Information

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Copies of the prospectus may be obtained free of charge at the website maintained by the SEC at www.sec.gov or by contacting Roadrunner at (414) 615-1500.

About Roadrunner Transportation Systems, Inc.

Roadrunner Transportation Systems is a leading asset-right transportation and asset-light logistics provider offering a full suite of services and solutions under the Roadrunner®, Active On-Demand® and Ascent Global Logistics® brands. The Roadrunner brand offers less-than-truckload, over-the-road truckload and intermodal services. Active On-Demand offers premium mission critical air and ground logistics solutions. Ascent Global Logistics offers domestic freight management, retail consolidation, international freight forwarding and customs brokerage. For more information, please visit Roadrunner’s websites, www.rrts.com and www.ascentgl.com.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which relate to future events. These statements are often, but not always, made through the use of words or phrases such as “may,” “will,” “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “believe,” “intend,” “predict,” “potential,” “opportunity,” and similar words or phrases or the negatives of these words or phrases. These forward-looking statements are based on Roadrunner’s current assumptions, expectations, and beliefs and are subject to substantial risks, estimates, assumptions, uncertainties and changes in circumstances that may cause Roadrunner’s actual results, performance, initiatives, or achievements, to differ materially from those expressed or implied in any forward-looking statement. Because the risks, estimates, assumptions and uncertainties referred to above could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements, you should not place undue reliance on any forward-looking statements. Any forward-looking statement speaks only as of the date hereof, and, except as required by law, Roadrunner assumes no obligation and does not intend to update any forward-looking statement to reflect events or circumstances after the date hereof except as required by law. For a full discussion of risks and uncertainties, see the section entitled “Risk Factors” in Roadrunner’s Prospectus dated February 1, 2019.

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Contact:

Reputation Partners

Marilyn Vollrath

414-376-8834

ir@rrts.com